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ROCKET SOFTWARE, INC. COMPLETES TENDER OFFER FOR TCSI CORPORATION

NATICK, Mass.--(BUSINESS WIRE)--Dec. 27, 2002--Rocket Software, Inc. today announced the completion of its all-cash tender offer for the shares of common stock of TCSI Corporation (Nasdaq: TCSI) at a price of $0.52 per share.

The tender offer, as extended, expired at 12:00 midnight, Boston time, on Thursday, December 26, 2002. Based on preliminary information provided by Equiserve Trust Company, Inc., the depositary for the offer, approximately 13,785,496 shares of TCSI's common stock, or approximately 67.07% of the outstanding shares, had been tendered (not including approximately 132,085 shares tendered by notice of guaranteed delivery). Rocket Acquisition Sub, Inc., the wholly owned subsidiary of Rocket through which the tender offer was made, has accepted for payment all validly tendered shares and will make payment to the depositary for the accepted shares promptly.

Rocket intends to acquire the remaining publicly held shares of TCSI common stock in a second-step merger in which all remaining TCSI stockholders (other than those who properly exercise their dissenters' rights under applicable law) who did not tender their shares in the tender offer will receive the same $0.52 per share in cash paid in the tender offer. As a result of the purchase of shares in the tender offer, Rocket has sufficient voting power to approve the merger without the vote of any other holder of TCSI shares. The second-step merger is currently expected to be completed in January or early February 2003.

About Rocket

Rocket Software, Inc. is an independent software development corporation providing a broad spectrum of integrated, value added software development, and support services to leading original equipment manufacturers (OEMs) and directly to corporate customers worldwide. Rocket Software's technology portfolio complements and extends strategic OEM offerings in the areas of data management, business intelligence, IT security, network and application management, storage management, and mobile and PC support.

Founded in 1990, Rocket Software now employs over 150 people at its Natick, Massachusetts headquarters and branch offices worldwide, and maintains active release cycles for more than 60 products it has developed or acquired. Rocket's current OEM relationships include IBM, RSA Security, Microsoft, and Bull Technologies. Rocket's OEM products are found in Fortune 500 enterprises around the world and in every market segment. Contact Rocket Software at www.rocketsoftware.com.

    CONTACT: Rocket Software, Inc.
             Maureen Condon, 508/652-2404.
             or
             Georgeson Shareholder Communications Inc.
             The Information Agent, 877/357-0560